June 6, 2005

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Rufus Decker, Branch Chief
Mail Stop 0510

	Re:	Rentech, Inc. Form 10-K for Fiscal Year ended September 30, 2004 Form 10-Q for Fiscal Quarters ended December 31, 2004 and March 31, 2005 File No. 0-19260

Ladies and Gentlemen:

1. I am responding on behalf of Rentech, Inc. to the comments of the staff in your letter of May 25, 2005.

FORM 10-Q FOR PERIOD ENDED MARCH 31, 2005

Note 12 – Subsequent Events, page 23

2. Our computation of the $3.8 million beneficial conversion feature related to our convertible preferred stock is detailed as follows:

Assumptions:

Market Price is $1.3852, which is the average of the volume weighted average price of Rentech’s common stock for the 5 immediately preceding trading days, as stipulated by the agreements.

90,000 shares of preferred stock were purchased at $100 per share, or $9,000,000.

Each share of Preferred Stock is convertible into Common Stock at any time by dividing the Purchase Price per share by the Conversion Price equal to 80% of the Market Price, and in no event higher than the Market Price on the Closing Date, nor lower than $0.80 per share.

U.S. Securities and Exchange Commission

June 6, 2005

Calculation:

Conversion Price = $1.3852 x 80% = $1.1082

Conversion Price per share = $100 / $1.1082 = $90.23968

Market price on April 8th less Conversion price = $1.57 - $1.1082 = $0.46184

Shares convertible = $90.23968 x $90,000 = 8,121,571

Beneficial Conversion Feature = 8,121,571 x $0.46184 = $3,750,866

3. We classified the $375,682 value of warrants issued as a breakup fee to subscribers whose subscriptions to purchase convertible preferred stock were not accepted by the company as a charge to additional paid in capital as opposed to an expense in the statement of operations because the Company believes that this action will result in a future equity investment in the Company by these parties. The Company viewed the issuance of these warrants as a cost of raising equity, and, therefore, these were recorded to additional paid in capital.

Management’s Discussion and Analysis, page 24

Operating expenses, page 33

4. Details of the debt issuance costs expensed during the quarter ended March 31, 2005 appear below. We classified the debt issuance expenses as general and administrative expenses, as opposed to interest expense, because the Company did not enter into any debt agreements related to the expenses incurred. The debt was to be used as a portion of the purchase price of Royster-Clark Nitrogen. When the contract with Royster-Clark, Inc. was terminated, we expensed $1,657,611 as abandoned acquisition costs and $901,846 as abandoned debt issue costs. Since we never entered into a debt agreement related to the expenses incurred, we determined that recording these amounts to interest expense would not be appropriate. The debt issue expenses written off were as follows:

Fees to potential lenders:	$750,928
Legal fees	$150,918

Total:	$901,846

Consolidated Statement of Cash flows, page 7

5. The $1,601,191 (the letter dated May 25, 2005 stated this amount to be $1,015,839) of non-cash interest expense incurred during the six months ended March 31, 2005,

U.S. Securities and Exchange Commission

June 6, 2005

and referred to at the bottom of page 35, is the total amount of debt issue costs that were amortized to interest expense during the six months ended March 31, 2005. The original value of these warrants, upon issuance, is reflected in the table below the statement of cash flows, in the line item - ‘Warrants issued in conjunction with bridge loans’, which includes amounts excluded from the statement of cash flows for certain non-cash investing and financing activities. When a warrant is issued, the original entry is a debit to debt issue costs and a credit to APIC. We then record a monthly entry to amortize the debt issuance costs to interest expense over the life of the related loan with an entry to debit interest expense and credit debt issue costs. The amortization of the debt issue costs is reflected in the statement of cash flows on the line item: Deposits and other assets. In future filings, we will classify the non-cash interest expense as an adjustment to reconcile net loss to net cash used in operating activities, which will also result in an adjustment to the line item: Deposits and other assets.

Sincerely,

RENTECH, INC.

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer